United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale clarifies media articles

Rio de Janeiro, July 9, 2024 - Following the press release dated May 23, 2024[1], Vale S.A. (“Vale” or “Company”) clarifies recent press reports, referring to the process of defining the Company’s new CEO, in particular, the press release published by the newspaper O Globo on this date[2]. Vale informs that the company Russell Reynolds, hired by Vale's Board of Directors, continues to provide advisory services for the Company's new CEO selection.

The actions within the competence of Vale's Board of Directors continue to be performed as disclosed to the market on May 1st, 2024[3]. Vale’s CEO succession process is executed in compliance with the Company's bylaws and corporate policies, as well as the Board of Directors’ Internal Regulations and applicable legislation. Finally, the Company informs that there is no definition by Vale's Board of Directors regarding the list of candidates to date and reiterates that it will keep the market informed on relevant developments regarding the definition of its new CEO.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] With the title “Vale updates on the CEO succession process”, available here.

[2] With the title “Consultancy delivers Vale the first list for succession in the company. See the names”, available here only in Portuguese.

[3] With the title “Vale informs on the CEO succession process”, available here.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 9, 2024		Director of Investor Relations